UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 7, 2019

PIVOTAL ACQUISITION CORP.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38789	61-1898603
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Graubard Miller The Chrysler Building 405 Lexington Avenue, 11th Floor New York, New York		10174
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: 212-818-8800

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one redeemable warrant	PVT.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	PVT	New York Stock Exchange
Redeemable warrants, exercisable for shares of Class A common stock at an exercise price of $11.50 per share	PVT WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

On November 7, 2019, Pivotal Acquisition Corp. (“Pivotal”), LD Topco, Inc. (the “Company”) and MGG Investment Group, LP (“MGG”) entered into a commitment letter pursuant to that certain Forward Purchase Contract, dated as of January 31, 2019, between Pivotal and Pivotal Spac Funding LLC, an affiliate of Kevin Griffin, one of Pivotal’s directors. The commitment letter provides that, subject to the terms and conditions set forth therein, Pivotal and MGG may enter into definitive documentation pursuant to which Pivotal may borrow, and MGG and/or certain of its affiliates have agreed to lend, up to $150 million of 5-year convertible notes (the “Convertible Notes”), with that principal amount being reduced to the extent that more than $80 million remains in Pivotal’s trust account established in connection with its initial public offering after giving effect to any redemptions by the public stockholders. As an example, if the trust account holds $130 million in cash after giving effect to such redemptions, then Pivotal may issue $100 million in Convertible Notes . The Convertible Notes will pay interest at a rate of 8% per year, with 4% being paid in cash and 4% being paid in additional Convertible Notes. Pivotal will have the option to require the Convertible Notes to be converted into shares of Pivotal common stock at the then-current stock price if the last reported sale price of the Pivotal common stock equals or exceeds $18.00 per share for any 20 trading days in a 30 trading-day period. Pivotal may repay all or a portion of the Convertible Notes (including any paid-in kind interest) at any time without any prepayment penalty. In the event of such a prepayment, the holders of the Convertible Notes will have the option to purchase shares of Pivotal common stock, at any time prior to the maturity of the Convertible Notes, in an amount equal to the amount of Convertible Notes prepaid at a price equal to the average closing share price for Pivotal common stock for the five trading days prior to the date of the repayment. All principal and accrued but unpaid interest will be due and payable on the fifth anniversary of the consummation of the business combination between Pivotal and the Company. The commitment letter provides that under the definitive documentation governing the Convertible Notes, Pivotal will be restricted from selling any additional senior or junior debt securities while the Convertible Notes are outstanding without the prior consent of the holders of the Convertible Notes. Such definitive documentation will also contain certain other affirmative covenants customarily included in similar debt instruments issued by public companies. The closing of the issuance of the Convertible Notes is conditioned upon the consummation of the business combination between Pivotal and the Company, with the proceeds from the Convertible Notes able to be used to fund the minimum cash consideration set forth in the Agreement and Plan of Reorganization, dated as of May 20, 2019, as amended by the Amendment to Agreement and Plan of Reorganization, dated as of October 30, 2019, between the parties.

Item 7.01 Regulation FD Disclosure.

On November 13, 2019, the parties issued a press release relating to the execution of the commitment letter and timing of the stockholder meeting to be held to approve the transaction between Pivotal and the Company.

The information in this Item 7.01, including the exhibit attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be incorporated by reference into any registration statement pursuant to the Securities Act of 1933.

Additional Information

PIVOTAL INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS STOCKHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING PIVOTAL’S SECURITIES, IN CONNECTION WITH THE PREVIOUSLY ANNOUNCED PROPOSED TRANSACTIONS WITH THE COMPANY. THIS CURRENT REPORT ON FORM 8-K, INCLUDING THE EXHIBIT HERETO, MAY BE DISTRIBUTED TO PARTICIPANTS AT SUCH PRESENTATIONS.

PIVOTAL AND THE COMPANY AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF PIVOTAL’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTIONS OF PIVOTAL’S DIRECTORS AND OFFICERS IN PIVOTAL’S FILINGS WITH THE SEC, INCLUDING PIVOTAL’S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018, WHICH WAS FILED WITH THE SEC ON APRIL 1, 2019. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO PIVOTAL’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS IS SET FORTH IN THE REGISTRATION STATEMENT FOR THE PROPOSED TRANSACTIONS THAT PIVOTAL HAS FILED WITH THE SEC, WHICH INCLUDES A PROXY STATEMENT AND PROSPECTUS FOR THE TRANSACTIONS. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED TRANSACTIONS IS INCLUDED IN THE REGISTRATION STATEMENT.

INVESTORS AND SECURITY HOLDERS OF PIVOTAL AND THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT PIVOTAL AND THE COMPANY ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC, THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY PIVOTAL WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE ON PIVOTAL’S WEBSITE AT WWW.PIVOTALAC.COM OR BY DIRECTING A WRITTEN REQUEST TO PIVOTAL ACQUISITION CORP., C/O GRAUBARD MILLER, 405 LEXINGTON AVENUE, 11TH FLOOR, NEW YORK, NEW YORK 10174.

ADDITIONAL INFORMATION AND FORWARD-LOOKING STATEMENTS

THIS REPORT AND THE EXHIBIT HERETO ARE NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTIONS AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE

SECURITIES OF PIVOTAL OR THE COMPANY, NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

THIS REPORT AND THE EXHIBIT HERETO INCLUDE “FORWARD-LOOKING STATEMENTS”. ACTUAL RESULTS MAY DIFFER FROM EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS “EXPECT,” “ESTIMATE,” “PROJECT,” “BUDGET,” “FORECAST,” “ANTICIPATE,” “INTEND,” “PLAN,” “MAY,” “WILL,” “COULD,” “SHOULD,” “BELIEVES,” “PREDICTS,” “POTENTIAL,” “CONTINUE,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

NEITHER PIVOTAL NOR THE COMPANY UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE THE COMPANY’S ABILITY TO EXECUTE ON ITS BUSINESS PLANS AND THE COMPANY’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTIONS DO NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

THIS REPORT AND THE EXHIBIT HERETO ARE NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN PIVOTAL AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN PIVOTAL.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS ARE CONTAINED IN PIVOTAL’S FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING PIVOTAL AND THE COMPANY, THE PROPOSED TRANSACTIONS OR OTHER MATTERS AND ATTRIBUTABLE TO PIVOTAL AND THE COMPANY OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER PIVOTAL NOR THE COMPANY UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

10.1	Commitment Letter

99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 13, 2019		PIVOTAL ACQUISITION CORP.

	By:	/s/ Jonathan J. Ledecky
Jonathan J. Ledecky
Chief Executive Officer